                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 4*)

                      CHAMPIONSHIP AUTO RACING TEAMS, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    158711101
            -------------------------------------------------------
                                 (CUSIP Number)

                               Gerald R. Forsythe
                            1111 South Willis Avenue
                            Wheeling, Illinois 60090
                                 (847) 541-8300
            -------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                    Copy to:
                              Robert A. McWilliams
                                Freeborn & Peters
                       311 South Wacker Drive, Suite 3000
                          Chicago, Illinois 60606-2118
                                 (312) 360-6000

                                  May 31, 2002
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: [_]

Note: Schedules filed in paper form shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

------------------------------------------------------------------------------
CUSIP NO. 158711101              SCHEDULE 13D
------------------------------------------------------------------------------
 (1)    NAMES OF REPORTING PERSONS
        S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

               GERALD R. FORSYTHE
------------------------------------------------------------------------------
 (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
 (3)    SEC USE ONLY
------------------------------------------------------------------------------
 (4)    SOURCE OF FUNDS (See Instructions)
------------------------------------------------------------------------------
 (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEMS 2(d) or 2(e) [_]
------------------------------------------------------------------------------
 (6)    CITIZENSHIP OR PLACE OF ORGANIZATION

               UNITED STATES
------------------------------------------------------------------------------
                    (7)   SOLE VOTING POWER

     NUMBER OF            600,300
      SHARES       -----------------------------------------------------------
                    (8)   SHARED VOTING POWER
   BENEFICIALLY
     OWNED BY             1,549,700
                   -----------------------------------------------------------
       EACH         (9)   SOLE DISPOSITIVE POWER

    REPORTING             600,300
      PERSON       -----------------------------------------------------------
                   (10)   SHARED DISPOSITIVE POWER
       WITH
                          1,549,700
------------------------------------------------------------------------------
(11)    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               2,150,000
------------------------------------------------------------------------------
(12)    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
       (See Instructions) [_]
------------------------------------------------------------------------------
(13)    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               14.61%
------------------------------------------------------------------------------
(14)    TYPE OF REPORTING PERSON (See Instructions)

               IN
------------------------------------------------------------------------------

------------------------------------------------------------------------------
CUSIP NO. 158711101              SCHEDULE 13D
------------------------------------------------------------------------------
 (1)    NAMES OF REPORTING PERSONS
        S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

               FORSYTHE RACING, INC.
------------------------------------------------------------------------------
 (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
 (3)    SEC USE ONLY
------------------------------------------------------------------------------
 (4)    SOURCE OF FUNDS (See Instructions)
------------------------------------------------------------------------------
 (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEMS 2(d) or 2(e) [_]
------------------------------------------------------------------------------
 (6)    CITIZENSHIP OR PLACE OF ORGANIZATION

               ILLINOIS
------------------------------------------------------------------------------
                    (7)   SOLE VOTING POWER

     NUMBER OF            450,000
      SHARES       -----------------------------------------------------------
                    (8)   SHARED VOTING POWER
   BENEFICIALLY
     OWNED BY
                   -----------------------------------------------------------
       EACH         (9)   SOLE DISPOSITIVE POWER

    REPORTING             450,000
      PERSON       -----------------------------------------------------------
                   (10)   SHARED DISPOSITIVE POWER
       WITH

------------------------------------------------------------------------------
(11)    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               450,000
------------------------------------------------------------------------------
(12)    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
       (See Instructions) [_]
------------------------------------------------------------------------------
(13)    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               3.06%
------------------------------------------------------------------------------
(14)    TYPE OF REPORTING PERSON (See Instructions)

               CO
------------------------------------------------------------------------------

------------------------------------------------------------------------------
CUSIP NO. 158711101              SCHEDULE 13D
------------------------------------------------------------------------------
 (1)    NAMES OF REPORTING PERSONS
        S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

               INDECK ENERGY SERVICES, INC.
------------------------------------------------------------------------------
 (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
 (3)    SEC USE ONLY
------------------------------------------------------------------------------
 (4)    SOURCE OF FUNDS (See Instructions)

               WC
------------------------------------------------------------------------------
 (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEMS 2(d) or 2(e) [_]
------------------------------------------------------------------------------
 (6)    CITIZENSHIP OR PLACE OF ORGANIZATION

               ILLINOIS
------------------------------------------------------------------------------
                    (7)   SOLE VOTING POWER

     NUMBER OF            882,200
      SHARES       -----------------------------------------------------------
                    (8)   SHARED VOTING POWER
   BENEFICIALLY
     OWNED BY             217,500
                   -----------------------------------------------------------
       EACH         (9)   SOLE DISPOSITIVE POWER

    REPORTING             882,200
      PERSON       -----------------------------------------------------------
                   (10)   SHARED DISPOSITIVE POWER
       WITH
                          217,500
------------------------------------------------------------------------------
(11)    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               1,099,700
------------------------------------------------------------------------------
(12)    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
       (See Instructions) [_]
------------------------------------------------------------------------------
(13)    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               7.47%
------------------------------------------------------------------------------
(14)    TYPE OF REPORTING PERSON (See Instructions)

               CO
------------------------------------------------------------------------------

                                  SCHEDULE 13D
                       FILED PURSUANT TO RULE 13d-1 OF THE
                          GENERAL RULES AND REGULATIONS
                                    UNDER THE
                   SECURITIES EXCHANGE ACT OF 1934, AS AMENDED

Item 1.  Security and Issuer.
         -------------------

     The class of equity securities to which this Statement relates is the Common Stock par value $0.01 per share (the "Common Stock") of Championship Auto Racing Teams, Inc., a Delaware corporation (referred to herein as "CART") which has its principal executive offices at 755 West Big Beaver Road, Suite 800, Troy, Michigan, 48084.

Item 2.  Identity and Background.
         -----------------------

     This Statement is filed by Gerald R. Forsythe ("Mr. Forsythe"), Forsythe Racing, Inc. ("Forsythe Racing") and Indeck Energy Services, Inc. ("IES"), collectively referred to herein as the ("Reporting Persons"), with respect to shares of Common Stock of CART which the Reporting Persons may be deemed to beneficially own pursuant to Section 13(d) of the Securities Exchange Act of 1934 as amended (the "Act"). The shares of Common Stock of CART reported herein are owned separately by each of the Reporting Persons.

     Mr. Forsythe's business address is 1111 South Willis Avenue, Wheeling, Illinois 60090. Mr. Forsythe's principal occupation is Chairman and CEO of Indeck Power Equipment Company and Chairman and CEO of Indeck Energy Services, Inc. Mr. Forsythe also serves as Chairman and CEO of Forsythe Racing.

     None of the Reporting Persons has been convicted, during the last five years, in a criminal proceeding (excluding traffic violations or similar misdemeanors). None of the Reporting Persons was, during the last five years, a party to a civil proceeding of a judicial or administrative body and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

     Mr. Forsythe is a citizen of the United States. Forsythe Racing and IES are each an Illinois corporation.

Item 3.  Source and Amount of Funds or Other Consideration.
         -------------------------------------------------

     The Reporting Persons used their own funds or working capital to make the purchases of shares of Common Stock of CART reported herein as follows:

                       $2,424,680

Item 4.  Purpose of the Transaction.
         --------------------------

     The Reporting Persons have acquired the Common Stock beneficially owned by them for investment purposes, because they believe that the trading prices of the Common Stock in the public market do not adequately reflect the potential value of the Company's underlying businesses and assets.

     Except as described below, none of the Reporting Persons presently has any plans or proposals which relate to or would result in (a) the acquisition by any person of additional securities of the Company or the disposition of any such securities, (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries,
(c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries, (d) any change in the present management of the Company, (e) any material change in the present capitalization or dividend policy of the Company, (f) any other material change in the Company's business or corporate structure, (g) any other material change in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person, (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association, (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to
Section 12(g)(4) of the Act, or (j) any action similar to those enumerated in the foregoing clauses (a) through (i).

     As previously disclosed, as substantial shareholders of the Company, the Reporting Persons expect and intend to explore and be receptive to opportunities to enhance the value of the Common Stock owned by the Reporting Persons, including changes to the composition of the Company's board of directors and/or management and extraordinary transactions involving the Company. In addition, depending on market conditions and other factors that the Reporting Persons may deem material to their respective investment decisions, any of the Reporting Persons may purchase additional shares of Common Stock or rights to purchase additional shares of Common Stock in the open market, in privately negotiated transactions or by any other permissible means and, based on such factors, any of the Reporting Persons may dispose of any or all of the shares of Common Stock to which this Statement relates or any other shares of Common Stock that they may hereafter acquire.

     In addition, the Reporting Persons may encourage the Company to explore strategic alternatives to increase shareholder value and, depending on the Company's response, may consider pursuing such alternatives on their own or with third parties. However, the Reporting Persons currently have no specific plans or proposals with respect to these matters.

Item 5.  Interest in Securities of the Issuer.
         ------------------------------------

     (a) The Reporting Persons beneficially own an aggregate of 2,150,000 shares of Common Stock, representing approximately 14.61% of the outstanding shares of Common Stock (based on 14,718,134 shares outstanding as reported by the Company in its Quarterly Report on Form 10-Q for the quarter ended March 31, 2002).

     (b) Mr. Forsythe has the sole power to vote and dispose of 600,300 shares of Common Stock owned by him personally. Forsythe Racing owns directly 450,000 shares and has the power to vote and dispose of the shares. Mr. Forsythe is Chairman, CEO and owner of 100% of the equity of Forsythe Racing. IES owns directly 882,200 shares and has the power to vote and dispose of the shares. Indeck-Ilion Cogeneration Corp., a wholly-owned subsidiary of IES ("IIC"), owns 217,500 shares and has the power to vote and dispose of such shares. Mr. Forsythe is Chairman, CEO and owner of a majority of the equity of IES. Mr. Forsythe is the Chairman of the Board of IIS. As a result, Mr. Forsythe may be deemed to indirectly own all such shares.

     (c) The Reporting Persons have effected the following purchases of CART Common Stock over the past 60 days. Such transaction was effected in private transaction.

     Purchaser           Date            Shares          Price Per Share
     ---------           ----            ------          ---------------
        IIS            05/03/02          12,900              $14.03

        IIS            05/06/02           4,600               13.66

        IIS            05/28/02          75,000               13.03

        IIS            05/29/02          25,000               12.03

        IIS            05/31/02         100,000                9.03

     (d)  Not applicable.

     (e)  Not applicable.

Item 6.   Contracts, Arrangements, Understandings or Relationships With Respect
          ---------------------------------------------------------------------
          to Securities of the Issuer.
          ---------------------------

     Not applicable.

Item 7.   Material to be Filed as Exhibits.
          --------------------------------

     Exhibit 7.1 Agreement of Joint Filing among the Reporting Persons dated June 7, 2002

                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: June 7, 2002


                                        /s/ Gerald R. Forsythe
                                        ----------------------------------------
                                        Gerald R. Forsythe

                                        FORSYTHE RACING, INC.

                                        /s/ Gerald R. Forsythe
                                        ----------------------------------------
                                        By: Gerald R. Forsythe, Chairman and CEO

                                        INDECK ENERGY SERVICES, INC.

                                        /s/ Gerald R. Forsythe
                                        ----------------------------------------
                                        By: Gerald R. Forsythe, Chairman and CEO

                                  EXHIBIT INDEX

Exhibit                    Description
-------                    -----------
7.1          Agreement of Joint Filing among the Reporting Persons dated June 7,
             2002